FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 28, 2015

Commission File Number    001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports First Quarter 2015 Financial Results” dated April 28, 2015.

2.	Investor Conference Materials entitled, “AU Optronics Corp. First Quarter 2015 Results”, dated April 28, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 28, 2015	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

ITEM 1

News Release

AU Optronics Corp. Reports a 19-Quarter High Operating Margin of 9.4% for First Quarter 2015

Issued by: AU Optronics Corp.
Issued on: April 28, 2015
Hsinchu, Taiwan, April 28, 2015–

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its unaudited consolidated financial results for the first quarter of 2015(1).

Consolidated revenues in the first quarter of 2015 were NT$95.30 billion, down 9.6% from the previous quarter. Gross profit was NT$14.35 billion, with a gross margin of 15.1%. Operating profit was NT$8.95 billion, with an operating margin of 9.4%. AUO’s net profit for the first quarter of 2015 was NT$5.27 billion. Net profit attributable to owners of Company was NT$5.16 billion, with a basic EPS of NT$0.54(2).

In the first quarter of 2015, large-sized panel(3) shipments totaled 26.80 million units, down by 8.9% quarter-over-quarter.  Shipments of small-and-medium-sized panels in the same quarter were around 42.65 million units, roughly flat compared with the fourth quarter of 2014.

AUO’s unaudited consolidated results for the first quarter of 2015 were highlighted as below:

•	Revenues of NT$95.30 billion
•	Operating profit of NT$8.95 billion
•	Net profit of NT$5.27 billion
•	Basic EPS of NT$0.54(2)
•	Gross margin was 15.1%
•	Operating margin was 9.4%
•	EBITDA(4) margin was 23.4%

Looking back to the first quarter, affected by the seasonal factors and its annual maintenance during slow season, AUO’s revenue declined by 9.6% quarter-over-quarter.  However, thanks to the significant enhancement of its cost and expense structures, along with the positive effects brought by the currency fluctuations, the Company’s  operating profit  was better than expected and reached NT$8.95 billion, growing by nearly 13 times year-over-year.  It is also worthwhile to mention that AUO’s operating and EBITDA margins in the first quarter rose to 9.4% and 23.4%, respectively, both reaching the highest ratios over the past 19 quarters. These operating results in the first quarter were on par with the Company’s peak season performance in the second half of 2014. In addition, the Company’s financial structure also continued to improve, and its net debt to equity ratio was further lowered to 25.9%, a new low in recent years.

Over the past few years, AUO has fully executed the strategy of “Focus, Simplification and Value Added” on its technologies, products and internal management. The Company’s significant improvements in cost optimization and operating efficiency in the first quarter have demonstrated its accumulated, long-term efforts.  Looking forward to the second quarter and the future, facing the macroeconomic uncertainties, AUO will continue to strengthen its product mix as well as technological competitiveness, and also improve its cost control and management, aiming to increase its capability to withstand economic fluctuations and ultimately enhance its long-term profitability and stability.

(1)	All financial information was unaudited and was prepared by the Company in accordance with Taiwan IFRS.
(2)	Basic EPS in the first quarter of 2015 was calculated based on the weighted average outstanding shares of the reporting quarter (9,624 million shares).
(3)	Large size refers to panels that are 10 inches and above in diagonal measurement.
(4)	EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

News Release

###

ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.4 inches to 85 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index from 2010 to 2014. AUO generated consolidated revenues of NT$408.18 billion in 2014. For more information, please visit AUO.com.

Safe Harbour Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 24th, 2015.

For more information, please contact:
Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Fax: +886-3-5772730	Fax: +886-3-5772730
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

AU Optronics Corp.
First Quarter 2015 Results Investor Conference

Safe Harbor Notice

[] The statements included in this presentation that are not historical in nature are "forward-looking  statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States
Securities Exchange Act of 1934. These forward-looking  statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

[] Actual results may differ materially from those expressed or implied in these forward-looking  statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced  disasters, including terrorist activity and armed conflict; and
fluctuations in foreign currency exchange rates.

[] Beginning on January 1, 2013, we have adopted the International Financial
Reporting Standards as issued by the International Accounting Standards Board
("IFRS") to the extent endorsed by the ROC Financial Supervisory Commission
("FSC") ("Taiwan IFRS") for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC.
 All financial information contained herewithin is presented in conformity with
Taiwan IFRS.  Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

[] Our release of financial forecasts and forward-looking  statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking  statements, whether as a result of new information, future events or otherwise.

Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income Amount : NT$ Million

                                 1Q15              4Q14         QoQ %         1Q14
                             ======== ======= ========= ======= ========= ======== =======
Net Sales                    95,302   100. 0%  105,449   100. 0%    (9. 6%)  93,802   100. 0%
Cost of Goods Sold           (80,954) (84.9%)  (89,828) (85.2%)    (9.9%) (86,907) (92.7%)
Gross Profit                 14,348   15. 1%   15,621    14. 8%     (8. 1%)  6,894     7. 3%
Operating Expenses            (5,395)  (5.7%)   (6,798)  (6.4%)   (20.6%)  (6,236)  (6.6%)
Operating Profit             8,952     9. 4%    8,823     8. 4%       1. 5%    658     0. 7%
Net Non-operating Expenses    (3,179)  (3.3%)    (890)   (0.8%)   257.1%    (359)   (0.4%)
Profit before Tax            5,774     6. 1%    7,933     7. 5%    (27. 2%)    299     0. 3%
Net Profit                   5,272     5. 5%    6,575     6. 2%    (19. 8%)    166     0. 2%
Attributable to:
 Owners of Company            5,156     5.4%    6,004     5.7%    (14.1%)   259      0.3%
 Non-controlling Interests     116      0.1%     571      0.5%    (79.6%)    (93)   (0.1%)
Net Profit                   5,272     5. 5%    6,575     6. 2%    (19. 8%)    166     0. 2%
Basic EPS (NT$)(a)          0. 54              0. 62             (12. 9%)   0. 03
============================ ======== ======= ========= ======= ========= ======== =======
Operating Profit + D&A       22,339   23. 4%   22,339    21. 2%       0. 0%  15,723   16. 8%
============================ ======== ======= ========= ======= ========= ======== =======
Display Segment Information:
Net Sales                     88,966  100.0%    99,385  100.0%    (10.5%)  87,530  100.0%
Operating Profit               9,490   10.7%     9,225    9.3%      2.9%    1,437    1.6%
Operating Profit + D&A        22,140   24.9%    21,831   22.0%      1.4%   15,550   17.8%
============================ ======== ======= ========= ======= ========= ======== =======
Unit Shipments (mn)(b)
 Large Size Panels             26. 8              29. 4             (8. 9%)    29. 2
 Small & Medium Size Panels    42. 6              42. 7             (0. 2%)    33. 5
============================ ======== ======= ========= ======= ========= ======== =======

-- Unaudited, prepared by AUO based on Taiwan IFRS

a) Basic EPS in 1Q15 was calculated based on the weighted average outstanding shares of the reporting quarter (9,624m shares); Basic EPS in both 4Q14 and
1Q14 were calculated based on the weighted average outstanding shares of 2014
(9,624m shares).

b) Large size refers to panels that are 10 inches and above

Consolidated Balance Sheet Highlights

Amount : NT$ Million

                               1Q15      4Q14      QoQ %       1Q14
                               ========= ========= =========== =========
Cash & ST Investment()a)         78,325    81,965      (4.4%)    73,077
Inventory                         38,034    36,420       4.4%     37,422
Short Term Debt ()b)             53,036    56,998      (7.0%)    51,040
Long Term Debt                    78,311    85,689      (8.6%)   126,170
Equity                           204,845   200,370       2.2%    179,013
Total Assets                     454,761   469,860      (3.2%)   474,525
============================== ========= ========= =========== =========
Inventory Turnover (Days)()c)       42        36                    39
Net Debt to Equity ()d)           25. 9%     30. 3%                 58. 2%
============================== ========= ========= =========== =========

-- Unaudited, prepared by AUO based on Taiwan IFRS

a) Excluding time deposit with maturity longer than 3 months (NT$ 2,410m in
1Q15 ,NT$2,100m in 4Q14, and NT$891m in 1Q14)

b) Short term debt refers to all interest bearing debt maturing within one year

c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

d) Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and ST
Investment) / Equity

Consolidated Cash Flow Highlights

Amount : NT$ Million

	1Q15	4Q14	QoQ
From Operating Activities	**12,457**	**17,873**	**(5,416)**
Profit before Tax	5,774	7,933	(2,159)
Depreciation & Amortization	13,387	13,516	(129)
Net Change in Working Capital	(6,177)	(3,787)	(2,390)
From Investing Activities	**(5,055)**	**(1,540)**	**(3,515)**
Capital Expenditure	(5,218)	(3,052)	(2,166)
From Financing Activities	**(11,098)**	**(10,030)**	**(1,068)**
Net Change in Debt	(11,004)	(9,888)	(1,116)
Net Change in Cash[a]	**(3,641)**	**6,552**	**(10,192)**

- Unaudited, prepared by AUO based on Taiwan IFRS

a) In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries

©2014 AU Optronics Corporation – Proprietary and Confidential 5

Display Revenue Breakdown by Application


100%
80%
60%
40%
20%
0%
1Q14
2Q14
3Q14
4Q14
1Q15
44%
44%
44%
46%
45%
16%
15%
15%
15%
16%
20%
20%
20%
18%
18%
8%
9%
9%
9%
8%
12%
12%
12%
12%
13%
TV
Monitor
Mobile PC
Mobile Device
Commercial and Others

- Unaudited, prepared by AUO based on Taiwan IFRS
- Mobile PC : including Notebook and Tablet displays
- Mobile Device : including displays for mobile phones and other related products
- Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, and etc.

©2014 AU Optronics Corporation – Proprietary and Confidential 6

Display Revenue Breakdown by Size

-- Unaudited, prepared by AUO based on Taiwan IFRS

Consolidated Shipments & ASP by Area

Shipments in square meter

ASP per square meter

-- Unaudited, prepared by AUO based on Taiwan IFRS

-- ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Ministry of Finance of each respective quarter

Consolidated Small & Medium Panel Shipments by Area & Revenues

-- Unaudited, prepared by AUO based on Taiwan IFRS

-- Small & Medium size refers to panels that are under 10 inches

www.auo.com ir@auo.com

AU OPTRONICS CORP.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

For the Three Months Ended March 31, 2015 and 2014 and December 31, 2014

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison				
	1Q 2015		% of	1Q 2014	YoY	1Q 2015		% of	4Q 2014	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,051	95,302	100.0	93,802	1.6	3,051	95,302	100.0	105,449	(9.6)
Cost of Goods Sold	2,591	80,954	84.9	86,907	(6.8)	2,591	80,954	84.9	89,828	(9.9)
Gross Profit	459	14,348	15.1	6,894	108.1	459	14,348	15.1	15,621	(8.1)
Operating Expenses	173	5,395	5.7	6,236	(13.5)	173	5,395	5.7	6,798	(20.6)
Operating Profit	287	8,952	9.4	658	1,260.7	287	8,952	9.4	8,823	1.5
Net Non-Operating Expense	(102)	(3,179)	(3.3)	(359)	786.5	(102)	(3,179)	(3.3)	(890)	257.1
Profit before Income Tax	185	5,774	6.1	299	1,828.7	185	5,774	6.1	7,933	(27.2)
Income Tax Expense	(16)	(502)	(0.5)	(133)	276.1	(16)	(502)	(0.5)	(1,358)	(63.1)
Net Profit	169	5,272	5.5	166	3,076.5	169	5,272	5.5	6,575	(19.8)
Other Comprehensive Income (Loss)	(27)	(854)	(0.9)	(65)	1,210.4	(27)	(854)	(0.9)	1,854	–
Total Comprehensive Income	141	4,418	4.6	101	4,282.5	141	4,418	4.6	8,429	(47.6)
Net Profit Attributable to:										
Owners of Company	165	5,156	5.4	259	1,887.1	165	5,156	5.4	6,004	(14.1)
Non-controlling Interests	4	116	0.1	(93)	–	4	116	0.1	571	(79.6)
Net Profit	169	5,272	5.5	166	3,076.5	169	5,272	5.5	6,575	(19.8)
Total Comprehensive Income Attributable to:										
Owners of Company	143	4,466	4.7	254	1,655.6	143	4,466	4.7	7,462	(40.1)
Non-controlling Interests	(2)	(48)	(0.1)	(154)	(68.8)	(2)	(48)	(0.1)	967	–
Total Comprehensive Income	141	4,418	4.6	101	4,282.5	141	4,418	4.6	8,429	(47.6)
Basic Earnings Per Share	0.02	0.54		0.03		0.02	0.54		0.62	
Basic Earnings Per ADS[3]	0.17	5.36		0.27		0.17	5.36		6.24	
Weighted-Average Shares Outstanding ('M)		9,624		9,624			9,624		9,624	

Note: (1) Unaudited, prepared by AUO based on Taiwan IFRS

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.24 per USD as of March 31, 2015

(3) 1 ADS equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
March 31, 2015 and 2014
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	March 31, 2015			March 31, 2014		YoY	
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,507	78,325	17.2	73,077	15.4	5,247	7.2
Notes & Accounts Receivables	1,768	55,222	12.1	44,746	9.4	10,476	23.4
Other Current Financial Assets	135	4,217	0.9	2,620	0.6	1,597	60.9
Inventories	1,217	38,034	8.4	37,422	7.9	611	1.6
Other Current Assets	143	4,481	1.0	4,262	0.9	219	5.1
Total Current Assets	5,771	180,278	39.6	162,128	34.2	18,150	11.2
Long-term Investments	481	15,011	3.3	14,587	3.1	425	2.9
Net Fixed Assets	7,126	222,606	49.0	259,472	54.7	(36,866)	(14.2)
Other Assets	1,180	36,866	8.1	38,339	8.1	(1,473)	(3.8)
Total Assets	14,557	454,761	100.0	474,525	100.0	(19,764)	(4.2)
LIABILITIES							
Short-term Borrowings	0	0	0.0	1,248	0.3	(1,248)	(100.0)
Accounts Payable	2,143	66,959	14.7	72,946	15.4	(5,987)	(8.2)
Current Installments of Long-term Borrowings	1,276	39,864	8.8	49,792	10.5	(9,928)	(19.9)
Current Installments of Bonds Payable	422	13,172	2.9	0	0.0	13,172	–
Current Financial Liabilities	2	48	0.0	178	0.0	(130)	(72.9)
Accrued Expense & Other Current Liabilities	1,177	36,773	8.1	25,469	5.4	11,304	44.4
Machinery and Equipment Payable	138	4,301	0.9	5,444	1.1	(1,144)	(21.0)
Total Current Liabilities	5,157	161,117	35.4	155,078	32.7	6,039	3.9
Long-term Borrowings	2,507	78,311	17.2	106,864	22.5	(28,553)	(26.7)
Bonds Payable	0	0	0.0	19,306	4.1	(19,306)	(100.0)
Non Current Financial Liabilities	0	8	0.0	9	0.0	(1)	(9.2)
Other Long-term Liabilities	335	10,480	2.3	14,255	3.0	(3,775)	(26.5)
Total Long-term Liabilities	2,842	88,799	19.5	140,434	29.6	(51,635)	(36.8)
Total Liabilities	8,000	249,916	55.0	295,512	62.3	(45,596)	(15.4)
EQUITY							
Common Stock	3,081	96,242	21.2	96,242	20.3	0	0.0
Capital Surplus	1,905	59,501	13.1	60,719	12.8	(1,218)	(2.0)
Retained Earnings	822	25,675	5.6	4,280	0.9	21,395	499.9
Other Equity	136	4,259	0.9	3,539	0.7	720	20.4
Non-Controlling Interests	614	19,167	4.2	14,234	3.0	4,934	34.7
Total Equity	6,557	204,845	45.0	179,013	37.7	25,832	14.4
Total Liabilities & Equity	14,557	454,761	100.0	474,525	100.0	(19,764)	(4.2)

Note: (1) Unaudited, prepared by AUO based on Taiwan IFRS
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.24 per USD as of March 31, 2015
(3) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended March 31, 2015 and 2014

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1Q 2015		1Q 2014
	USD	NTD	NTD
Cash Flow from Operating Activities:			
Profit before Income Taxes	185	5,774	299
Depreciation & Amortization	429	13,387	15,065
Investment Loss under Equity Method	(6)	(177)	(83)
Changes in Working Capital	(198)	(6,177)	(5,884)
Changes in Others	(11)	(350)	1,052
Net Cash Provided by Operating Activities	399	12,457	10,449
Cash Flow from Investing Activities:			
Proceeds from Disposal of AFS Investments	0	0	2
Acquisition of Property, Plant and Equipment	(167)	(5,218)	(5,594)
Proceeds from Disposal of Property, Plant and Equipment	1	29	826
Acquisition of Financial Assets Carried at Cost	0	0	(2)
Proceeds from Disposal of Equity-Accounted Investees and Financial Assets Carried at Cost	0	0	81
Decrease(Increase) in Other Financial Assets	4	129	(301)
Increase in Intangible Assets	0	0	(18)
Decrease(Increase) in Other Assets	0	5	(3)
Net Cash Used in Investing Activities	(162)	(5,055)	(5,008)
Cash Flow from Financing Activities:			
Decrease in Short-term Borrowings	(12)	(381)	(2,209)
Decrease in Long-term Borrowings and Bonds Payable	(340)	(10,623)	(6,358)
Increase(Decrease) in Guarantee Deposits	1	35	(107)
Changes in Non-Controlling Interests and Others	(4)	(129)	286
Net Cash Used by Financing Activities	(355)	(11,098)	(8,387)
Effect of Exchange Rate Changes on Cash	2	56	(288)
Net Decrease in Cash and Cash Equivalents	(117)	(3,641)	(3,235)
Cash and Cash Equivalents at Beginning of Period	2,624	81,965	76,312
Cash and Cash Equivalents at End of Period	2,507	78,325	73,077

Note: (1) Unaudited, prepared by AUO based on Taiwan IFRS

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.24 per USD as of March 31, 2015